==============================================================================

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                           --------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                             CATALYTICA, INC.
                             (Name of Issuer)

                               Common Stock
                              $.001 PAR VALUE
                      (Title of Class of Securities)

                           --------------------

                                148885 10 6
                              (CUSIP Number)

                Morgan Stanley, Dean Witter, Discover & Co.
                    (Name of Persons Filing Statement)

                              Peter Vogelsang
                     Morgan Stanley Capital Partners III, Inc.
                        1221 Avenue of the Americas
                         New York, New York 10020
                          Tel. No.: 212-762-8422

                              With a copy to

                               John A. Bick
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                          Tel. No.: 212 450 4350
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              July 31 , 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                           --------------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No. 148885 10 6                                     Page 1 of 96 Pages

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Stanley, Dean Witter, Discover & Co.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]
 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

       Not applicable
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DE

       NUMBER OF SHARES          7   SOLE VOTING POWER
    BENEFICIALLY OWNED BY            -0-
    EACH REPORTING PERSON
            WITH                 8   SHARED VOTING POWER
                                     13,270,000

                                 9   SOLE DISPOSITIVE POWER
                                     -0-

                                10   SHARED DISPOSITIVE POWER
                                     13,270,000

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,270,000 - See Item 5

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40%  - See Item 5

 14    TYPE OF REPORTING PERSON*
       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

CUSIP No. 148885 10 6                                     Page 2 of 96 Pages

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Stanley Capital Partners III, Inc.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*
       OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DE

          NUMBER OF SHARES            7   SOLE VOTING POWER
       BENEFICIALLY OWNED BY              -0-
       EACH REPORTING PERSON
               WITH                   8   SHARED VOTING POWER
                                          13,270,000

                                      9   SOLE DISPOSITIVE POWER
                                          -0-

                                     10   SHARED DISPOSITIVE POWER
                                          13,270,000

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,270,000 - See Item 5

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40% - See Item 5

 14    TYPE OF REPORTING PERSON*
       CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.148885 10 6                                      Page 3 of 96 Pages

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MSCP III, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       OO

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DE

         NUMBER OF SHARES             7   SOLE VOTING POWER
       BENEFICIALLY OWNED BY              -0-
       EACH REPORTING PERSON
               WITH                   8   SHARED VOTING POWER
                                          13,270,000

                                      9   SOLE DISPOSITIVE POWER
                                          -0-

                                     10   SHARED DISPOSITIVE POWER
                                          13,270,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,270,000 - See Item 5

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
       CERTAIN SHARES*

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       40% - See Item 5

14     TYPE OF REPORTING PERSON*
       PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

CUSIP No. 148885 10 6                                     Page 4 of 96 Pages

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Stanley Capital Partners III, L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DE

        NUMBER OF SHARES              7   SOLE VOTING POWER
      BENEFICIALLY OWNED BY               -0-
      EACH REPORTING PERSON
                WITH                  8   SHARED VOTING POWER
                                          11,738,101

                                      9   SOLE DISPOSITIVE POWER
                                          -0-

                                     10   SHARED DISPOSITIVE POWER
                                          11,738,101

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,738,101 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      35.4% - See Item 5

14    TYPE OF REPORTING PERSON*
      PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

CUSIP No. 148885 10 6                                     Page 5 of 96 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan Stanley Capital Investors, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DE

         NUMBER OF SHARES             7   SOLE VOTING POWER
      BENEFICIALLY OWNED BY               -0-
      EACH REPORTING PERSON
             WITH                     8   SHARED VOTING POWER
                                          330,123

                                      9   SOLE DISPOSITIVE POWER
                                          -0-

                                     10   SHARED DISPOSITIVE POWER
                                          330,123

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,123 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1% - See Item 5

14    TYPE OF REPORTING PERSON*
      PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               SCHEDULE 13D

CUSIP No. 148885 10 6                                     Page 6 of 96 Pages

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MSCP III 892 Investors, L.P.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DE

         NUMBER OF SHARES             7   SOLE VOTING POWER
      BENEFICIALLY OWNED BY               -0-
      EACH REPORTING PERSON
               WITH                   8   SHARED VOTING POWER
                                          1,201,776

                                      9   SOLE DISPOSITIVE POWER
                                          -0-

                                     10   SHARED DISPOSITIVE POWER
                                          1,201,776

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,776 - See Item 5

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6% - See Item 5

14    TYPE OF REPORTING PERSON*
      PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock") of
Catalytica, Inc., a Delaware corporation ("Catalytica").   The principal
executive offices of Catalytica are located at 430 Ferguson Drive, Mountain View, CA 94043-5272.

               As more fully described in Item 4 below, on July 31, 1997 the Funds (as defined below), in the aggregate, acquired 13,270,000 shares of voting class A common stock, $0.001 par value per share of Catalytica (the "Class A Common Stock") which is convertible of any time into Common Stock and 16,730,000 shares of non-voting Class B common stock of Catalytica (the "Class B Common Stock") which is convertible into Class A Common Stock in certain circumstances and currently is not convertible.

               Item 2.  Identity and Background.

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley, Dean Witter, Discover & Co., a Delaware corporation ("Morgan Stanley"), (2) Morgan Stanley Capital Partners III, Inc., a Delaware corporation ("MSCP III Inc."), (3) MSCP III, L.P., a Delaware limited partnership, (4) Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership, (5) MSCP III 892 Investors, L.P., a Delaware limited partnership and (6) Morgan Stanley Capital Investors, L.P. a Delaware limited partnership (Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. are collectively referred to as the "Funds").

               The general partner of each of the Funds is MSCP III, L.P. The general partner of MSCP III, L.P is MSCP III, Inc., a wholly-owned subsidiary of Morgan Stanley.

               The address of the principal business and office of the Funds, MSCP III, Inc. and MSCP III, L.P. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley is 1585 Broadway, New York, New York 10036.

               During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

               Item 3.   Source and Amount of Funds or Other Consideration.

               The general and limited partners of the Funds contributed, in the aggregate, $53,080,000 for 13,270,000 shares of Class A Common Stock and $66,920,000 for 16,730,000 shares of Class B Common Stock. See also Item 4.

               Item 4. Purpose of Transaction.

               On July 31, 1997 Catalytica issued and sold an aggregate of 30,000,000 shares of Class A Common Stock and Class B Common Stock to the Funds for an aggregate purchase price of $120,000,000 (the "Stock Sale"). The Stock Sale was made pursuant to an Investment Agreement dated June 25, 1997 among Catalytica and the Funds (the "Investment Agreement," attached hereto and made a part hereof as Exhibit 3) on terms and conditions set forth below. Catalytica subsequently contributed the proceeds from the Stock Sale, together with warrants to purchase 2,000,000 shares of Common Stock, to its subsidiary Catalytica Pharmaceuticals, Inc. which, in turn, used the proceeds and the warrants, together with borrowings of approximately $140,000,000 from a senior secured term loan facility and a senior secured revolving facility, to acquire a pharmaceutical manufacturing facility in Greenville, NC from Glaxo Wellcome Inc.

               The Investment Agreement

               Registration Rights. The Investment Agreement provides that the Funds have the right, at any time after July 1, 1998, to request Catalytica to effect a registration (a "Registration Request") of shares of Common Stock issuable upon conversion of the Class A Common Stock and Class B Common Stock held by it with an aggregate offering price of at least $15 million. The Funds are entitled to four Registration Requests. Registration Requests may not be made within six months of any other Registration Request. In addition, in the event Catalytica proposes to register any of its securities for its own account of the account of any of its stockholders (other than certain registrations relating solely to a stock option or other similar employee benefit plan), the Funds will have the right, upon a timely request and subject to a right of priority in favor of Catalytica, to have the Common Stock issuable upon conversion of the Class A Common Stock and Class B Common Stock included in such registration. All expenses of registration will be borne by Catalytica, but any underwriters' fees, discounts or commissions will be borne by the Funds.

               Board Representation. Pursuant to the Investment Agreement, the Funds have certain rights to cause Catalytica to include as nominees for Catalytica's Board of Directors, up to three directors for so long as the Funds own not less than 30% of the outstanding common stock of Catalytica. The
Funds initially intend to designate two nominees as directors and Catalytica has agreed to increase the number of its directors from seven to nine and to cause two persons designated by the Funds (the "MSCP Directors") to be appointed as directors of Catalytica one of whom shall be Howard Hoffen for as long as he is an officer of MSCP III, Inc. In the event the Funds' beneficial ownership of outstanding common stock is less than 30% but equal to or greater than 10%, the Funds shall be entitled to elect up to two directors. In the event the Funds' beneficial ownership is less than 10% but equal to or greater than 6%, the Funds shall be entitled to elect one director. Catalytica has also agreed that the Funds will be represented on each committee of the Board of Directors.

               Company Repurchase Obligations. At any time after July 1, 2005, the holders of the Class A Common Stock will have the right to require Catalytica upon six months written notice, to repurchase during any annual period commencing July 1 and ending June 30 up to one-third of the initial outstanding shares of Class A Common Stock and Class B Common Stock for an amount in cash up to one-third of the initial outstanding shares of Class A Common Stock and Class B Common Stock for an amount in cash equal to the Liquidation Preference (as defined in the Certificate of Incorporation (as defined below)). The initial Liquidation Preference will be $4.00 per share subject to certain adjustments. In addition, upon a change of control, the Funds shall have the right to cause Catalytica to purchase all of the shares of Class A Common Stock and Class B Common Stock initially acquired by the Funds at the Liquidation Preference. The Company shall effect such repurchase within 180 days of receipt of written notice to Catalytica from the Funds requesting repurchase. In the event Catalytica does not or cannot repurchase the shares, the holders of the Class A Common Stock shall be entitled to appoint a number of additional directors to the Board of Directors such that the directors appointed by the Funds would constitute a majority of the Board.

               Amendment of Catalytica Certificate of Incorporation

               Catalytica has amended its Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation" attached hereto and made a part hereof as Exhibit 4) to (i) increase the authorized number of shares of Common Stock from 40,000,000 to 120,000,000, (ii) establish the powers, preferences and rights of 30,000,000 shares of Class A Common Stock, and (iii) establish the powers, preferences and rights of 17,000,000 shares of non-voting Class B Common Stock.

               Terms of the Class A Common Stock and Class B Common Stock

               The Class A Common Stock has the following rights: (i) in general, the right to vote together with the Common Stock; (ii) the right to receive dividends pari passu with the Common Stock; (iii) the right to convert into shares of Common Stock at the then effective conversion price (subject to adjustment in the case of stock splits, reclassification, stock dividends, rights offerings and similar events and in the event of issuances of Common Stock below the then fair market value except in certain circumstances); (iv) the right to require Catalytica to repurchase certain amounts under certain circumstances; and (e) the right to payment upon certain liquidation events senior to all other common stock and preferred stock of Catalytica.

               In addition, so long as the Funds own in the aggregate not less than 20% of the outstanding common stock of Catalytica a separate class vote of the Class A Common Stock will be required for (i) the issuance of any additional capital stock that ranks senior or pari passu to the Class A Common Stock or Class B Common Stock, (ii) any changes to the Certificate of Incorporation that wold adversely affect the rights of the Class A Common Stock or Class B Common Stock, and (iii) any merger or consolidation of Catalytica that has an effect on the Class A Common Stock or Class B Common Stock substantially similar to (i) or (ii) above. In addition, the approval of a majority of the outstanding shares of Class A Common Stock will be required
(a) before Catalytica can enter into any arrangements which wold affect the capital structure or financing of the operations of Catalytica in excess or $5,000,000 annually, other than an extension or renewal of any existing indebtedness, (b) to authorize changes to the aggregate cash or equity compensation of senior corporate officers of Catalytica and its subsidiaries, or (c) to merge or consolidate Catalytica with or into another corporation or the sale, transfer or lease of all or substantially all of the assets of Catalytica.

               The Class B Common Stock has the same powers, preferences and rights as the Class A Common Stock, except that the Class B Common Stock is convertible into Class A Common Stock, has no voting rights (except as required by Delaware law) and has no right to vote for the election of directors. The Certificate of Incorporation provides that the Funds may not convert their respective shares of non-voting Class B Common Stock into voting Class A Common Stock if such conversion results in the Funds owning more than 40% of the voting stock of Catalytica.

               As a result of its ownership of Class A Common Stock and Class
B Common Stock, the Funds will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of all significant corporate transaction such as any merger, consolidation or sale of all or substantially all of Catalytica's assets.
Such concentration of ownership, together with the Funds representation on the Board of Directors and their right to approve certain matters may have the effect of delaying, deferring or preventing a change of control of Catalytica and could allow the Funds to prevent significant corporate transactions.

               Subject to market conditions and other factors, the Funds or other affiliates of Morgan Stanley may acquire or dispose of shares of Catalytica from time to time in future open-market, privately negotiated or other transactions.

               Item 5.  Interest in Securities of the Issuer.

               The Funds, pursuant to the Investment Agreement, have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own, in the aggregate 13,270,000 shares of Class A Common Stock (Morgan Stanley Capital Partners III, L.P.: 11,738,101 shares representing 35.4% of he voting stock; MSCP III 892 Investors, L.P.:
1,201,776 shares representing 3.6% of the voting stock; and Morgan Stanley Capital Investors, L.P.: 330,123 shares representing 1% of the voting stock) and 16,730,000 shares of non-voting Class B Common Stock. The Class
A Common Stock represents approximately 40% of the voting stock of Catalytica and in the aggregate, the Class A Common Stock and the non-voting Class B Common Stock represents approximately 60% of the Common
Stock on a fully converted basis.

               Each of Morgan Stanley, MSCP III, Inc. and MSCP III, L.P. may be deemed to have shared voting and dispositive power with respect to the Class A Common Stock and shared dispositive power with respect to the Class B Common Stock beneficially held by the Funds.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               See response to Item 4.

               A copy of the Investment Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference.

               A copy of the Certificate of Incorporation is attached hereto as Exhibit 4 and is incorporated herein by reference.

               Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Catalytica, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7. Material to be Filed as Exhibits.

               Exhibit 1: Joint Filing Agreement among the Reporting Persons

               Exhibit 2: Secretary's Certificate of Morgan Stanley, Dean
                          Witter, Discover & Co.

               Exhibit 3: Investment Agreement dated as of June 25, 1997 among Catalytica, Inc. and Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P.

               Exhibit 4: Fourth Amended and Restated Certificate of Incorporation of Catalytica, Inc.


                                SIGNATURES
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 1997

                                   MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.


                                    By: /s/ Peter Vogelsang
                                        --------------------------------------
                                        Name:  Peter Vogelsang
                                        Title: Authorized Signatory


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11,  1997

                                     MORGAN STANLEY CAPITAL PARTNERS III, INC.


                                     By: /s/ Peter Vogelsang
                                         -------------------------------------
                                         Name:  Peter Vogelsang
                                         Title: Secretary


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11,  1997

                                         MSCP III, L.P.

                                         By Morgan Stanley Capital
                                            Partners III, Inc.
                                            its General Partner


                                         By: /s/ Peter Vogelsang
                                             ---------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Secretary

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 1997

                                         MSCP III 892 Investors, L.P.

                                         By MSCP III, L.P.
                                            its General Partner

                                         By Morgan Stanley Capital
                                            Partners III, Inc.
                                            its General Partner




                                         By: /s/ Peter Vogelsang
                                             ---------------------------------
                                             Name:  Peter Vogelsang
                                             Title: Secretary


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 1997

                                  Morgan Stanley Capital Partners III. L.P.

                                  By MSCP III, L.P.
                                     its General Partner

                                  By Morgan Stanley Capital Partners III, Inc.
                                     its General Partner




                                  By: /s/ Peter Vogelsang
                                      ----------------------------------------
                                      Name:  Peter Vogelsang
                                      Title: Secretary


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 1997

                                  MORGAN STANLEY CAPITAL INVESTORS, L.P.

                                  By MSCP III, L.P.
                                     its General Partner

                                  By Morgan Stanley Capital Partners III, Inc.
                                     its General Partner



                                  By: /s/ Peter Vogelsang
                                      ----------------------------------------
                                      Name:  Peter Vogelsang
                                      Title: Secretary



                                                                    Schedule A

                       Executive Officers and Directors
                                      of
                   Morgan Stanley Capital Partners III, Inc.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Investors III, Inc. ("MSCP III INC") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley and Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III INC and each individual is a United States citizen.


Name, Business Address        Executive Officer Title
----------------------        -----------------------------------------

*Alan E. Goldberg              Vice Chairman, Morgan Stanley Capital
                                 Partners III, Inc.

*James M. Allwin               Chairman

*Robert H. Niehaus             Vice Chairman

*Frank V. Sica                 Vice Chairman


--------------------
*Director


                                                                    Schedule B

                       Executive Officers and Directors
                                      of
                  Morgan Stanley, Dean Witter, Discover & Co.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley, Dean Witter, Discover & Co. ("Morgan Stanley") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley at 1535 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Morgan Stanley and each individual is a United States citizen.


Name, Business Address     Present Principal Occupation
-----------------------    -------------------------------------------------
*Philip J. Purcell         Chairman of the Board and Chief Executive Officer

*John J. Mack              President and Chief Operating Officer

*Thomas C. Schneider       Executive Vice President and Chief Strategic and
                           Administrative Officer

*Richard B. Fisher         Chairman of the Executive Committee of the Board of
                           Directors

*Robert P. Bauman          Non-Executive Chairman of British Aerospace plc
 British Aerospace plc
 1 Brewers Green
 Buckingham Gate
 London SW1H ORH

*Edward A. Brennan         Retired; former Chairman of the Board, President
                           and Chief Executive Officer of Sears

*Daniel B. Burke           Retired; former Chief Executive Officer of Capital
                           Cities/ABC, Inc.

*C. Robert Kidder          Chairman of the Board and Chief Executive Officer
 Borden Inc.               of Borden, Inc.
 180 East Broad Street
 Colombus, OH 43215

*Miles L. Marsh            President, Chief Executive Officer and Chairman of
 James River Corporation   James River Corporation
 800 Connecticut Avenue
 Riverpark
 Norwalk, CT 06856

*Michael A. Miles          Special Limited Partner, Forstmann Little & Co.
 1350 Lake Road
 Lake Forest, IL 60045

*Allen E. Murray           Retired; former Chairman of the Board of Directors
                           and Chief Executive Officer of Mobil Corporation

*Paul J. Rizzo             Retired; former Vice Chairman of the Board of
                           International Business Machines Corporation

*Clarence B. Rogers, Jr.   Chairman of the Board, Equifax, Inc.
 Equifax, Inc.
 1600 Peachtree Street, N.W.
 Atlanta, GA 30309

*Laura D'Andrea Tyson      Professor of Economics and Business Administration,
 Haas School of Business    University of California, Berkeley
 Room S545
 Berkeley, CA 94720-1900

 Philip N. Duff            Executive Vice President and Chief Financial
                           Officer

 Christine A. Edwards      Executive Vice President and Chief Legal Officer

* Director